Alternative Energy Partners, Inc.

1365 N. Courtenay Parkway
Suite A
Merritt Island, FL 32953
______

PHONE: (321)-452-9091
FAX: (321) 452-9093

                                                November 30, 2010

Ms. Jenn Do
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 20549

Re:           Alternative Energy Partners, Inc.
Form 8-K Item 4.01, filed September 27, 2010
File No. 333-154894

Dear Ms. Do:

Alternative Energy Partners, Inc. (the “Company”) has received your letter dated September 29. 2010 regarding the Form 8-K filed by the Company on September 27, 2010 reporting a change in its independent accountant.  The specific Staff comments are set forth in order, followed by the Company's response, as follows:

1.           We note in the second, third and sixth paragraphs you disclose your two most recent fiscal years were December 31, 2009 and December 31, 2008.  In fact, your Form 10-K filed November 12, 2009 indicates that your fiscal year end is July 31, 2009. Accordingly, Berman provided its opinion for the year ended July 31, 2009, the period from April 28, 2008 (inception) to July 31, 2008, and the period from April 28, 2008 (inception) to July 31, 2009.  Revise your filing, if true, to replace the December 31, 2009 and 2008 dates with July 31, 2009 and July 31, 2008.

Response:                      An amended form 8-K/A report has been filed on November 30, 2010 to address the concerns raised in this comment.  In that regard, please note that the reported change in accountants was the result of a decision by Berman Hopkins Wright & LaHam CPAs and Associates, LLP (“Berman Hopkins”) to discontinue its SEC practice as of June 30, 2010, and that Berman Hopkins had been retained as our auditors only on May 26, 2010.  The only service provided by Berman Hopkins was a review of the Form 10-Q report for the quarter ended April 30, 2010, which was filed on June 14, 2010.  The previous auditor from inception to May 26, 2010 was Berman & Company, P.A. and the change in auditors from Berman and Company, P.A. to Berman Hopkins was reported on a Form 8-K Report filed on May 26, 2010. That Form 8-K Report is not the subject of the current comments.  As a result, the comments relating to our former auditor Berman Hopkins are limited, in the Form 8-K/A filed on November 30, 2010, to the period during which Berman Hopkins acted as our independent auditor (May 26, 2010 to June 30, 2010., and any references to Berman & Company, P.A. have been omitted.

2.           In the second paragraph you state that the reports of Berman expressed a concern regarding your ability to continue as a going concern. In fact, the report on Page 13 of your July 31, 2009 contains no such indication.  Please revise your Form 8-K accordingly..

Response:                      An amended form 8-K/A report has been filed on November 30, 2010 to address the concerns raised in this comment.  In that regard, please note that the reported change in accountants was the result of a decision by Berman Hopkins Wright & LaHam CPAs and Associates, LLP (“Berman Hopkins”) to discontinue its SEC practice as of June 30, 2010, and that Berman Hopkins had been retained as auditors only on May 26, 2010.  The only service provided by Berman Hopkins was a review of the Form 10-Q report for the quarter ended April 30, 2010, which was filed on June 14, 2010.  The previous auditor from inception to May 26, 2010 was Berman & Company, P.A. and the change in auditors from Berman and Company, P.A. to Berman Hopkins was reported on a Form 8-K Report filed on May 26, 2010.  That Form 8-K Report is not the subject of the current comments.  As a result, the comments relating to our former auditor Berman Hopkins are limited in the Form 8-K/A filed on November 30, 2010 to the period during which Berman Hopkins acted as our independent auditor (May 26, 2010 to June 30, 2010., and any references to Berman & Company, P.A. have been omitted.

3.           To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from your former accountants stating whether the accountants agree with the statements made in your revised Form 8-K.

Response:                      An updated Exhibit 16 letter from Berman Hopkins has been obtained and filed with the amended Form 8-K/A report filed on November 30, 2010.  No Exhibit 16 letter has been requested or obtained from Berman & Company, P.A., and no such letter is required with the amended Form 8-K/A Report filed on November 30, 2010..  Berman & Company, P.A. previously provided the required Exhibit 16 letter which was attached to the earlier Form 8-K Report filed on May 26, 2010 reporting its replacement as our auditors.

We trust that this letter has responded fully to the Staff comments in the letter dated September 29, 2010.  We understand and acknowledge that the Staff may have additional comments to our filings, whether based on this response or on a further review of our most recent filings by the Staff.  We look forward to responding to any additional comments.  In connection with this response to the Staff comments, the Company acknowledges that:

-           The Company is responsible for the adequacy and accuracy of the disclosures in its filings;
-           Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
-           The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Robert Hipple
Robert Hipple
General Counsel
Alternative Energy Partners, Inc.